Exhibit 3.2

AMENDMENT TO

AMENDED AND RESTATED BY-LAWS

OF

CAMBRIDGE HEART, INC.

RESOLVED:    That Article 2, Section 2.2 of the Amended and Restated By-laws of the Company be, and they hereby are, amended by deleting such section in its entirety and replacing it with the following:

2.2           Number; Election and Qualification.  The number of directors which shall constitute the whole Board of Directors shall be determined by resolution of the Board of Directors, but in no event shall be less than one.  The number of directors may be decreased at any time and from time to time by a majority of the directors then in office, but only to eliminate vacancies existing by reason of the death, resignation, removal or expiration of the term of one or more directors.  The directors shall be elected at the annual meeting of stockholders by such stockholders as have the rights to vote on such election.  Directors need not be stockholders of the corporation.